UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 Amendment No. 17
ELAN CORPORATION, PLC
(Name of Subject Company (Issuer))
ECHO PHARMA ACQUISITION LIMITED
(Names of Filing Persons (Offeror))
ECHO ACQUISITION LUX THREE SARL
ECHO ACQUISITION LUX TWO SARL
ECHO ACQUISITION LUX ONE SARL
RPI US PARTNERS, LP
RPI US PARTNERS II, LP
RPI INTERNATIONAL PARTNERS, LP
RPI INTERNATIONAL PARTNERS II, LP
RPI INTERNATIONAL HOLDINGS, LP
RPI HOLDINGS, LP
PHARMACEUTICAL INVESTORS, LP
PHARMA MANAGEMENT, LLC
PHARMA MANAGEMENT (CAYMAN) LIMITED
RP MANAGEMENT, LLC
PABLO LEGORRETA

(Names of Filing Persons (Other Persons)) ______________________
Ordinary Shares, par value €0.05 each
(Title of Class of Securities) ______________________
G29539106
(Cusip Number of Class of Securities) ______________________
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities) ______________________
284131208
(Cusip Number of Class of Securities) ______________________
George Lloyd Echo Pharma Acquisition Limited c/o RP Management, LLC 110 East 59th St., Suite 3300 New York, New York 10022 Telephone: (212) 882-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons) ______________________
Copies to:
Phillip R. Mills Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 ______________________
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$8,170,405,275.00	$1,114,443.28
*           Estimated for purposes of calculating the filing fee only.  The amount assumes the purchase of 527,122,921 ordinary shares, nominal value €0.05 per share, at $13.00 plus one contingent value right worth up to $2.50 per share.  This includes (i) 511,082,520 ordinary shares (including ordinary shares represented by American Depositary Shares) outstanding as of May 30, 2013 as set forth in the target’s Amendment No. 6 to Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 3, 2013 and (ii) 16,040,401 ordinary shares issuable pursuant to the exercise or vesting of options and restricted stock units (including only options with an exercise price at or below $13.00) as disclosed by the target.

**           The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$801,436.61	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T	Date Filed:	May 2, 2013
Amount Previously Paid:	$91,829.23	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T/A	Date Filed:	May 20, 2013
Amount Previously Paid:	$221,177.44	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T/A	Date Filed:	June 7, 2013
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑      third-party tender offer subject to Rule 14d-1.
☐       issuer tender offer subject to Rule 13e-4.
☐       going-private transaction subject to Rule 13e-3.
☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Items 1 through 9, and Item 11.

This Amendment No. 17 to Tender Offer Statement on Schedule TO amends and supplements the statement (as amended, the “Schedule TO”) originally filed on May 2, 2013, as amended by Amendment No. 1 thereto filed on May 20, 2013, Amendment No. 2 thereto filed on May 23, 2013, Amendment No. 3 thereto filed on May 24, 2013, Amendment No. 4 thereto filed on May 28, 2013, Amendment No. 5 thereto filed May 29, 2013, Amendment No. 6 thereto filed on May 30, 2013, Amendment No. 7 thereto filed on May 31, 2013, Amendment No. 8 thereto filed on June 4, 2013, Amendment No. 9 thereto filed on June 5, 2013, Amendment No. 10 thereto filed on June 6, 2013, Amendment No. 11 thereto filed on June 7, 2013, Amendment No. 12 thereto filed on June 10, 2013, Amendment No. 13 thereto filed on June 11, 2013, Amendment No. 14 thereto filed on June 13, 2013, Amendment No. 15 thereto filed on June 14, 2013 and Amendment No. 16 thereto filed on June 17, 2013, by Echo Pharma Acquisition Limited (“Royalty Pharma”), Echo Acquisition Lux Three Sarl, Echo Acquisition Lux Two Sarl, Echo Acquisition Lux One Sarl, RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP, RPI International Partners II, LP, Pharmaceutical Investors, LP, Pharma Management, LLC, Pharma Management (Cayman) Limited, RP Management, LLC and Pablo Legorreta.  The Schedule TO relates to the offer by Royalty Pharma to purchase all of the issued and to be issued ordinary shares, nominal value €0.05 per share (the “Elan Shares”) of Elan Corporation, plc (including Elan Shares represented by American depositary receipts), at a price per share of $13.00 plus one non-transferrable contingent value right worth between zero and $2.50, upon the terms and subject to the conditions set forth in the Cash Offer, dated May 2, 2013, as amended by the Increased All Cash Offer, dated May 23, 2013, and the Further Increased Offer, a copy of which is attached hereto as Exhibit (a)(1)(EEE), and in the related further revised forms of acceptance and ADS letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(FFF), (a)(1)(GGG) and (a)(1)(HHH), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The information set forth in the Offer, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended by adding the following disclosure:

Termination of the Offer

On June 17, 2013, Royalty Pharma announced that Elan Stockholders approved the Share Repurchase Resolution at the Elan EGM and, as a result, Royalty Pharma’s Offer for Elan has elapsed in accordance with its term, subject to the outcome of pending legal proceedings before the Irish High Court, which sought review of the Irish Takeover Panel’s decision to require Royalty Pharma to lapse (withdraw) its Offer if, among other things, Elan Stockholders approved the Share Repurchase Program.  Today, Royalty Pharma announced that it has withdrawn its request for judicial review of the Irish Takeover Panel’s decision.  As a result, Royalty Pharma’s Offer has now lapsed (been withdrawn).  No Elan Shares (including those represented by ADSs) were purchased by Royalty Pharma in the Offer, and all Elan Shares (including those represented by ADSs) previously tendered and not withdrawn will be returned promptly.

Item 10.  Financial Statements.

Not applicable.

Item 12.  Exhibits.

“Item 12. Exhibits” of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Cash Offer, dated May 2, 2013.*
(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(D)	Form of ADS Letter of Transmittal.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.*

(a)(1)(F)	Form of Letter to Clients.*
(a)(1)(G)
Announcement by Royalty Pharma issued pursuant to Rule 2.4 of the Irish Takeover Rules on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.*

(a)(1)(H)	Announcement by Royalty Pharma issued on May 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.*
(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.*
(a)(1)(N)	Summary Advertisement as published in The New York Times on May 2, 2013.*
(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.*
(a)(1)(P)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on May 20, 2013.*
(a)(1)(Q)	Press Release issued by Royalty Pharma on May 20, 2013.*
(a)(1)(R)	Letter to Elan Stockholders from Pablo Legorreta, dated May 23, 2013.*
(a)(1)(S)	Increased All Cash Offer, dated May 23, 2013.*
(a)(1)(T)	Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(U)	Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(V)	Revised Form of ADS Letter of Transmittal.*
(a)(1)(W)	Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(X)	Revised Form of Letter to Clients. *
(a)(1)(Y)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on May 23, 2013.*
(a)(1)(Z)	Press Release issued by Royalty Pharma on May 23, 2013.*
(a)(1)(AA)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 23, 2013.*
(a)(1)(BB)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on May 24, 2013.*
(a)(1)(CC)	Press Release issued by Royalty Pharma on May 24, 2013.*
(a)(1)(DD)	Announcement issued by Royalty Pharma on May 28, 2013.*
(a)(1)(EE)	Press Release issued by Royalty Pharma on May 28, 2013.*
(a)(1)(FF)	Presentation by Royalty Pharma, dated May 28, 2013.*
(a)(1)(GG)	Press Release issued by Royalty Pharma on May 29, 2013.*
(a)(1)(HH)	Announcement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(II)	Press Release issued by Royalty Pharma on May 30, 2013.*
(a)(1)(JJ)	Statement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(KK)	Proxy Statement of Royalty Pharma.*
(a)(1)(LL)	Green Proxy Card.*

(a)(1)(MM)	ADS Voting Instruction Card.*
(a)(1)(NN)	Announcement issued by Royalty Pharma on May 31, 2013.*
(a)(1)(OO)	Press Release issued by Royalty Pharma on May 31, 2013.*
(a)(1)(PP)	Presentation by Royalty Pharma, dated May 31, 2013. *
(a)(1)(QQ)	Press Release issued by Royalty Pharma on June 3, 2013.*
(a)(1)(RR)	Press Release issued by Royalty Pharma on June 5, 2013.*
(a)(1)(SS)	Announcement issued by Royalty Pharma on June 6, 2013.*
(a)(1)(TT)	Press Release issued by Royalty Pharma on June 6, 2013.*
(a)(1)(UU)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on June 7, 2013.*
(a)(1)(VV)	Press Release issued by Royalty Pharma on June 7, 2013.*
(a)(1)(WW)	Announcement issued by Royalty Pharma pursuant to Rule 2.5 of the Irish Takeover Rules on June 7, 2013.*
(a)(1)(XX)	Press Release issued by Royalty Pharma on June 7, 2013.*
(a)(1)(YY)	Proxy Statement of Royalty Pharma.*
(a)(1)(ZZ)	Green Proxy Card.*
(a)(1)(AAA)	ADS Voting Instruction Card.*
(a)(1)(BBB)	Form of Contingent Rights Value Agreement between Royalty Pharma and The Colbent Corporation.*
(a)(1)(CCC)	Complaint filed by Elan Corporation, plc in the United States District Court for the Southern District of New York on June 3, 2013.*
(a)(1)(DDD)	Order to Show Cause for Preliminary Injunction, Temporary Restraining Order, and Expedited Discovery entered on June 3, 2013.*
(a)(1)(EEE)	Further Increased Offer, dated June 10, 2013.*
(a)(1)(FFF)	Further Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(GGG)	Further Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(HHH)	Further Revised Form of ADS Letter of Transmittal.*
(a)(1)(III)	Further Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(JJJ)	Further Revised Form of Letter to Clients.*
(a)(1)(KKK)	Summary Advertisement as published in the Wall Street Journal and The New York Times on June 10, 2013.*
(a)(1)(LLL)	Announcement of posting of Further Revised Offer Document issued by Royalty Pharma on June 10, 2013.*
(a)(1)(MMM)	Press Release announcing posting of Further Revised Offer Document issued by Royalty Pharma on June 10, 2013.*
(a)(1)(NNN)	Announcement issued by Royalty Pharma on June 10, 2013.*
(a)(1)(OOO)	Press Release issued by Royalty Pharma on June 10, 2013.*
(a)(1)(PPP)	Presentation by Royalty Pharma, dated June 10, 2013.*
(a)(1)(QQQ)	Announcement of Presentation by Royalty Pharma issued on June 10, 2013.*
(a)(1)(RRR)	Press Release announcing Presentation by Royalty Pharma issued on June 10, 2013.*
(a)(1)(SSS)	Plenary Summons issued by the High Court of Ireland.*
(a)(1)(TTT)	Order by the High Court of Ireland entered on June 3, 2013.*
(a)(1)(UUU)	Summary Advertisement as published in the Wall Street Journal and The New York Times on June 11, 2013.*

(a)(1)(VVV)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on June 11, 2013.*
(a)(1)(WWW)	Press Release announcing Acceptance Levels of Further Increased Offer Pharma issued by Royalty on June 11, 2013.*
(a)(1)(XXX)	Announcement of Withdrawal of Elan Suit issued by Royalty Pharma on June 11, 2013.*
(a)(1)(YYY)	Press Release announcing Withdrawal of Elan Suit issued by Royalty Pharma on June 11, 2013.*
(a)(1)(ZZZ)	Announcement issued by Royalty Pharma on June 11, 2013.*
(a)(1)(AAAA)	Press Release issued by Royalty Pharma on June 11, 2013.*
(a)(1)(BBBB)	Notice of Voluntary Dismissal, dated June 10, 2013.*
(a)(1)(CCCC)	Q&A for Further Increased Offer, dated June 11, 2013.*
(a)(1)(DDDD)	Press Release issued by Royalty Pharma on June 11, 2013.*
(a)(1)(EEEE)	Announcement issued by Royalty Pharma on June 13, 2013.*
(a)(1)(FFFF)	Press Release issued by Royalty Pharma on June 13, 2013.*
(a)(1)(GGGG)	Announcement issued by Royalty Pharma on June 14, 2013.*
(a)(1)(HHHH)	Press Release issued by Royalty Pharma on June 14, 2013.*
(a)(1)(IIII)	Announcement issued by Royalty Pharma on June 14, 2013.*
(a)(1)(JJJJ)	Press Release issued by Royalty Pharma on June 14, 2013.*
(a)(1)(KKKK)	Announcement of Royalty Pharma Chairman Open Letter to Elan Board issued by Royalty Pharma on June 17, 2013.*
(a)(1)(LLLL)	Press Release announcing Royalty Pharma Chairman Open Letter to Elan Board issued by Royalty Pharma on June 17, 2013.*
(a)(1)(MMMM)	Announcement informing Elan Stockholders about the Consequences Arising from the Results of the Elan EGM issued by Royalty Pharma on June 17, 2013.*
(a)(1)(NNNN)	Press Release informing Elan Stockholders about the Consequences Arising from the Results of the Elan EGM issued by Royalty Pharma on June 17, 2013.*
(a)(1)(OOOO)	Announcement issued by Royalty Pharma on June 18, 2013.
(a)(1)(PPPP)	Press Release issued by Royalty Pharma on June 18, 2013.
(b)(1)
Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(2)
Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(3)
Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(4)
Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(5)
Second Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(6)
Second Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(7)
Third Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(8)
Third Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously Filed

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

Echo Pharma Acquisition Limited

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Director

Echo Acquisition Lux Three Sarl

By:	/s/ Hugo Froment
Name: Hugo Froment
Title: Manager

By:	/s/ Andrew O’Shea
Name: Andrew O’Shea
Title: Manager

Echo Acquisition Lux Two Sarl

By:	/s/ Hugo Froment
Name: Hugo Froment
Title: Manager

By:	/s/ Andrew O’Shea
Name: Andrew O’Shea
Title: Manager

Echo Acquisition Lux One Sarl

By:	/s/ Hugo Froment
Name: Hugo Froment
Title: Manager

By:	/s/ Andrew O’Shea
Name: Andrew O’Shea
Title: Manager

RPI US Partners, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RPI US Partners II, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RPI International Partners, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RPI International Partners II, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RPI International Holdings, LP By: Pharma Management (Cayman) Limited

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RPI Holdings, LP By: Pharma Management (Cayman) Limited

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

Pharmaceutical Investors, LP By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

Pharma Management, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

Pharma Management (Cayman) Limited

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RP Management, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Chief Executive Officer and Managing Member

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Cash Offer, dated May 2, 2013.*
(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(D)	Form of ADS Letter of Transmittal.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(F)	Form of Letter to Clients.*
(a)(1)(G)
Announcement by Royalty Pharma issued pursuant to Rule 2.4 of the Irish Takeover Rules on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.*

(a)(1)(H)	Announcement by Royalty Pharma issued on May 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.*
(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.*
(a)(1)(N)	Summary Advertisement as published in The New York Times on May 2, 2013.*
(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.*
(a)(1)(P)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on May 20, 2013.*
(a)(1)(Q)	Press Release issued by Royalty Pharma on May 20, 2013.*
(a)(1)(R)	Letter to Elan Stockholders from Pablo Legorreta, dated May 23, 2013.*
(a)(1)(S)	Increased All Cash Offer, dated May 23, 2013.*
(a)(1)(T)	Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(U)	Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(V)	Revised Form of ADS Letter of Transmittal.*
(a)(1)(W)	Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(X)	Revised Form of Letter to Clients. *
(a)(1)(Y)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on May 23, 2013.*
(a)(1)(Z)	Press Release issued by Royalty Pharma on May 23, 2013.*
(a)(1)(AA)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 23, 2013.*
(a)(1)(BB)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on May 24, 2013.*
(a)(1)(CC)	Press Release issued by Royalty Pharma on May 24, 2013.*
(a)(1)(DD)	Announcement issued by Royalty Pharma on May 28, 2013.*
(a)(1)(EE)	Press Release issued by Royalty Pharma on May 28, 2013.*

(a)(1)(FF)	Presentation by Royalty Pharma, dated May 28, 2013.*
(a)(1)(GG)	Press Release issued by Royalty Pharma on May 29, 2013.*
(a)(1)(HH)	Announcement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(II)	Press Release issued by Royalty Pharma on May 30, 2013.*
(a)(1)(JJ)	Statement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(KK)	Proxy Statement of Royalty Pharma.*
(a)(1)(LL)	Green Proxy Card.*
(a)(1)(MM)	ADS Voting Instruction Card.*
(a)(1)(NN)	Announcement issued by Royalty Pharma on May 31, 2013.*
(a)(1)(OO)	Press Release issued by Royalty Pharma on May 31, 2013.*
(a)(1)(PP)	Presentation by Royalty Pharma, dated May 31, 2013. *
(a)(1)(QQ)	Press Release issued by Royalty Pharma on June 3, 2013.*
(a)(1)(RR)	Press Release issued by Royalty Pharma on June 5, 2013.*
(a)(1)(SS)	Announcement issued by Royalty Pharma on June 6, 2013.*
(a)(1)(TT)	Press Release issued by Royalty Pharma on June 6, 2013.*
(a)(1)(UU)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on June 7, 2013.*
(a)(1)(VV)	Press Release issued by Royalty Pharma on June 7, 2013.*
(a)(1)(WW)	Announcement issued by Royalty Pharma pursuant to Rule 2.5 of the Irish Takeover Rules on June 7, 2013.*
(a)(1)(XX)	Press Release issued by Royalty Pharma on June 7, 2013.*
(a)(1)(YY)	Proxy Statement of Royalty Pharma.*
(a)(1)(ZZ)	Green Proxy Card.*
(a)(1)(AAA)	ADS Voting Instruction Card.*
(a)(1)(BBB)	Form of Contingent Rights Value Agreement between Royalty Pharma and The Colbent Corporation.*
(a)(1)(CCC)	Complaint filed by Elan Corporation, plc in the United States District Court for the Southern District of New York on June 3, 2013.*
(a)(1)(DDD)	Order to Show Cause for Preliminary Injunction, Temporary Restraining Order, and Expedited Discovery entered on June 3, 2013.*
(a)(1)(EEE)	Further Increased Offer, dated June 10, 2013.*
(a)(1)(FFF)	Further Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(GGG)	Further Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(HHH)	Further Revised Form of ADS Letter of Transmittal.*
(a)(1)(III)	Further Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(JJJ)	Further Revised Form of Letter to Clients.*
(a)(1)(KKK)	Summary Advertisement as published in the Wall Street Journal and The New York Times on June 10, 2013.*
(a)(1)(LLL)	Announcement of posting of Further Revised Offer Document issued by Royalty Pharma on June 10, 2013.*
(a)(1)(MMM)	Press Release announcing posting of Further Revised Offer Document issued by Royalty Pharma on June 10, 2013.*
(a)(1)(NNN)	Announcement issued by Royalty Pharma on June 10, 2013.*
(a)(1)(OOO)	Press Release issued by Royalty Pharma on June 10, 2013.*
(a)(1)(PPP)	Presentation by Royalty Pharma, dated June 10, 2013.*

(a)(1)(QQQ)	Announcement of Presentation by Royalty Pharma issued on June 10, 2013.*
(a)(1)(RRR)	Press Release announcing Presentation by Royalty Pharma issued on June 10, 2013.*
(a)(1)(SSS)	Plenary Summons issued by the High Court of Ireland.*
(a)(1)(TTT)	Order by the High Court of Ireland entered on June 3, 2013.*
(a)(1)(UUU)	Summary Advertisement as published in the Wall Street Journal and The New York Times on June 11, 2013.*
(a)(1)(VVV)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on June 11, 2013.*
(a)(1)(WWW)	Press Release announcing Acceptance Levels of Further Increased Offer Pharma issued by Royalty on June 11, 2013.*
(a)(1)(XXX)	Announcement of Withdrawal of Elan Suit issued by Royalty Pharma on June 11, 2013.*
(a)(1)(YYY)	Press Release announcing Withdrawal of Elan Suit issued by Royalty Pharma on June 11, 2013.*
(a)(1)(ZZZ)	Announcement issued by Royalty Pharma on June 11, 2013.*
(a)(1)(AAAA)	Press Release issued by Royalty Pharma on June 11, 2013.*
(a)(1)(BBBB)	Notice of Voluntary Dismissal, dated June 10, 2013.*
(a)(1)(CCCC)	Q&A for Further Increased Offer, dated June 11, 2013.*
(a)(1)(DDDD)	Press Release issued by Royalty Pharma on June 11, 2013.*
(a)(1)(EEEE)	Announcement issued by Royalty Pharma on June 13, 2013. *
(a)(1)(FFFF)	Press Release issued by Royalty Pharma on June 13, 2013.*
(a)(1)(GGGG)	Announcement issued by Royalty Pharma on June 14, 2013.*
(a)(1)(HHHH)	Press Release issued by Royalty Pharma on June 14, 2013.*
(a)(1)(IIII)	Announcement issued by Royalty Pharma on June 14, 2013.*
(a)(1)(JJJJ)	Press Release issued by Royalty Pharma on June 14, 2013.*
(a)(1)(KKKK)	Announcement of Royalty Pharma Chairman Open Letter to Elan Board issued by Royalty Pharma on June 17, 2013.*
(a)(1)(LLLL)	Press Release announcing Royalty Pharma Chairman Open Letter to Elan Board issued by Royalty Pharma on June 17, 2013.*
(a)(1)(MMMM)	Announcement informing Elan Stockholders about the Consequences Arising from the Results of the Elan EGM issued by Royalty Pharma on June 17, 2013.*
(a)(1)(NNNN)	Press Release informing Elan Stockholders about the Consequences Arising from the Results of the Elan EGM issued by Royalty Pharma on June 17, 2013.*
(a)(1)(OOOO)	Announcement issued by Royalty Pharma on June 18, 2013.
(a)(1)(PPPP)	Press Release issued by Royalty Pharma on June 18, 2013.
(b)(1)
Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(2)
Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(3)
Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(4)
Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(5)
Second Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(6)
Second Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(7)
Third Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(8)
Third Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously Filed